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                   LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
                          LINCOLN BENEFIT LIFE COMPANY





                                 EXHIBIT NO. 14

              ACTUARIAL BASIS OF PAYMENT AND CASH VALUE ADJUSTMENT
                   PURSUANT TO RULE 6e-3 (T) (b) (13) (V) (B)





                                 EXHIBIT NO. 15

                             PROCEDURES MEMORANDUM
                    PURSUANT TO RULE 6e-3 (T) (b) (12) (iii)
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                   Description of Lincoln Benefit's Purchase,
                Redemption, and Transfer Procedures for Policies

     This document sets forth the administrative procedures that will be followed by Lincoln Benefit Life Company ("LBL") in connection with the issuance of its Flexible Premium Variable Life Insurance Policy ("Policy") described in this Registration Statement, the transfer of assets held thereunder, and the redemption by Policyowners of their interest in the Policies.

     1.  "Public Offering Price":  Purchase and Related Transactions.
         ------------------------------------------------------------

     Set out below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.

     (a) Premium Schedules and Underwriting Standards
         --------------------------------------------

     Premiums for the Policies will not be the same for all Policyowners. LBL will require the Policyowner to pay a required Premium for the first Policy Year. Policyowners will also determine a planned periodic Premium payment schedule that provides a level Premium payable at a fixed interval for a specified period of time. Payment of Premium in accordance with this schedule is not, however, mandatory and failure to do so will not of itself cause the Policy to lapse. Instead, Policyowners may make Premium payments in any amount at any frequency, subject only to the maximum Premium limitation./1/ If at any time a Premium is paid which would result in total Premiums exceeding the current maximum Premium limitation, LBL will accept only that portion of the Premium which will make total Premiums equal that amount. Any portion of the Premium in excess of that

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amount will be returned to the Policyowner and no further Premiums will be accepted until allowed by the current maximum Premium limitations or unless the Policyowner increases the face amount of the Policy.

     The Policy will remain in force so long as the Lapse Determination Value is sufficient to pay certain monthly charges in connection with the Policy, or if the total payments made, net of any loans or partial withdrawals, equal or exceed cumulative monthly guarantee premiums as defined in the Policy. The Lapse Determination Value is the Policy Value if no loans are on the Policy; and is the Net Surrender Value if the Policy has outstanding loans. Thus, the amount of a Premium, if any, that must be paid to keep the Policy in force depends upon the Policy Value, which in turn depends on such factors as the investment experience, the cost of insurance charge, and administrative charges. In addition, if outstanding loans are present, any applicable surrender charges, and, by definition, Policy Debt must be taken into account. The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each Insured. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each Insured incurs an insurance rate commensurate with his or her mortality risk which is actuarially determined based upon factors such as issue age, sex, duration, risk classification and face amount of the Policy. Accordingly, while not all Policyowners will be subject to the same cost of insurance rate, there will be a single "rate" for all Policyowners in a given actuarial category.

     The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among Policyowners but recognize that Premiums and charges must be based upon factors such as Age, sex, health and occupation.

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     The exchange shall be subject to the following rules:

     1. Premiums for the new Policy will be based on the same issue age and risk classification of the Insured as the existing Policy.

     2. The Policyowner may elect either the same Net Death Benefit or the same net amount at risk as the existing Policy at the time of the exchange.

     3. The exchange must be made within 24 months after the issuance of the existing Policy.

     4. No evidence of insurability will be required at the time of the exchange.

     5. The conversion will be subject to an equitable adjustment as required by Rule 6e-3 (T) to reflect variances, if any, in the payments and Policy Values under the new policy.

     (b) Application and Initial Premium Processing
         ------------------------------------------

     Upon receipt of a completed application, LBL will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the applicant is insurable. This process may involve such verification procedures as medical examinations and may be required that further information be provided by the proposed applicant before a determination can be made. A Policy will not be issued until this underwriting procedure has been completed.

     If the required minimum Premium for the policy is submitted with the application, insurance coverage will ordinarily begin on the date that the Underwriting Department approves the Policy as applied for, based on receipt of any required medical examinations or other items requested in accordance with LBL's underwriting requirements. If a minimum Premium is not paid with the application, insurance coverage will ordinarily begin on the date the policy is delivered to the Policyowner and the required Premium is

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collected. Insurance coverage may also begin on any other date mutually agreeable to LBL and the Policyowner as long as such date complies with all applicable state and federal laws and regulations.

     LBL will allocate Net premiums from the Policy to the Lincoln Benefit Life Variable Account ("Separate Account") on the date the Premium is received.

     The minimum face amount at issue is $50,000 ($25,000 for Insureds age 65 or over at the Issue Date) under LBL's current rules. LBL reserves the right to revise its rules from time to time to specify a different minimum face amount at issue for subsequently issued policies.

     (c)  Premium Allocation
          ------------------

     In the application for a Policy, the Policyowner must allocate Net Premiums (total premiums less the Premium charge of 2-1/2%) among the Subaccounts of the Separate Account. All net premium payments received before the Record Date will be credited to the Fidelity Money Market Portfolio as of the date we receive them (The Record Date is the date we record the Policy on our books as an inforce policy). In most states, LBL will allocate such net premiums, plus earnings and less monthly deductions, to the Subaccounts the Policyowner has selected on the Record Date.

     In a state requires us to refund premium payments during the free look period, LBL will keep the net premiums in the Money Market Portfolio for twenty days following the Record Date before allocating them (plus earnings and less monthly deductions) to the Subaccount the Policyowner has selected.

     The allocation for future net Premium Payments may be changed at any time by written notice (or by telephone notice, if authorized) to LBL without payment of any fee or penalties.

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     (d)  Reinstatement
          -------------

     A lapsed Policy may be reinstated any time within 5 years after the date of lapse by submitting the following items to LBL:

     1.   A written request for reinstatement;

     2.   Evidence of insurability satisfactory to LBL;

     3. Payment of a premium sufficient to keep the Policy in force for at least three months;

     4. Payment of the monthly deductions for the time, up to six months, since the Policy Value became zero; and

     5.   Payment or reinstatement of any loan.

     Upon approval of the application for reinstatement, the effective date of reinstatement will be the Monthly Deduction Day on or prior to the date of approval.

     (e)  Repayment of Indebtedness
          -------------------------

     Outstanding indebtedness may be repaid at any time. Upon repayment, the Policy Value securing the repaid portion of the debt in the General Account will be transferred to the Subaccounts of the Separate Account using the same percentages used to allocate Net Premiums.

     (f) Correction of Misstatement of Age or Sex
         ----------------------------------------

     If LBL discovers that the age or sex of the Insured has been misstated, LBL will adjust the Death Benefit of the Policy by use of the most recent costs of insurance for the correct Age or Sex.

     2.  "Redemption Procedures":  Surrender and Related Transactions
         ------------------------------------------------------------

     This section outlines those procedures which might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

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     (a)  Surrender Values
          ----------------

     As long as the Policy is in force, the Policyowner may surrender the Policy or make a partial withdrawal at any time by sending a written request to LBL. The amount available for surrender ("Net Surrender Value") is the Policy Value less any applicable surrender charge and Policy Debt at the end of the Valuation period during which the surrender request is received at LBL's home office. Net Surrender Value will be determined on a daily basis. This will enable LBL to pay a Net Surrender Value based on the Next computed value after a request is received./2/ Surrenders from the Separate Account will generally be paid within
seven days of receipt of the written request./3/   A charge is imposed for
surrenders, as explained in the Surrender Value section of the Policy.

     The Policyowner can obtain a portion of the Net Surrender Value by making a partial withdrawal from the Policy.

     A partial withdrawal may not reduce the Net Surrender Value below $500. The minimum withdrawal at any time is $250. A proportionate amount of the full surrender charge will be assessed on partial withdrawals during the first 12 Policy years. A partial withdrawal will affect your Policy Value and Death Benefit.

     Option 1. Partial withdrawals generally will affect both the Policy Value and the life insurance proceeds payable under the Policy. The Policy Value will be reduced to reflect the amount of the withdrawal. Moreover, life insurance proceeds payable under the Policy will generally be reduced to reflect the amount of the partial withdrawal. The face amount remaining after a partial withdrawal may not be less than $25,000. If increases in face amount previously have occurred, a partial withdrawal will first reduce the face amount of the most recent increase, then the most recent increases successively, then the coverage under the original Policy.

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     Option 2.  Under Option 2, which provides for life insurance proceeds equal to the face amount plus Policy Value, a reduction in Policy Value as a result of a partial surrender will typically result in a dollar per dollar reduction in the life insurance proceeds payable under the Policy.

     The Policyowner must allocate a partial withdrawal among the Subaccounts of the Separate Account. Telephoned instructions for partial withdrawals will be permitted, provided a proper telephone authorization form is on file. Before any withdrawals can be made, a proper withholding form must be on file.

     The amount payable upon complete surrender of the Policy is the Net Surrender Value which may be paid in a lump sum or under one of the optional payment plans specified in the Policy. Proceeds will generally be paid within seven days of receipt of a request for surrender.

     (b) Death Benefits
         --------------

     So long as it remains in force, the Policy provides for the payment of life insurance proceeds upon the death of the Insured. Proceeds will be paid to named Beneficiary or contingent Beneficiary. One or more Beneficiaries or contingent Beneficiaries may be named. Life insurance proceeds may be paid in a lump sum or under one of the optional payment plans specified in the Policy.
The amount of Death Benefit proceeds payable will be determined at the end of the Valuation Period during which the insured dies.

     Proceeds of the Policy will be reduced by any outstanding Policy debt and any due and unpaid charges and increased by any benefits added by the rider. Proceeds will ordinarily be paid within seven days after LBL receives due Proof of Death and all other requirements deemed necessary have been satisfied.

     The death benefit will be based on:

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     1.   The death benefit option in effect on the date of death;

     2.   Any increases or decreases to the face amount.

     While the Insured is alive, the Policyowner may choose between two death benefit options:

     If Option 1 is selected, the Death Benefit will be the greater of:

     a.   The face amount; or

     b. The Policy Value multiplied by the applicable corridor percentage as described in the Policy.

     If you select Option 2, the Death Benefit will be the greater of:

     a.   The face amount plus the policy value; or

     b. The Policy Value multiplied by the applicable corridor percentage as described in the Policy.

     Under Death Benefit Option 1, the Death Benefit will only vary whenever the applicable percentage of Policy Value set forth in the Policy exceeds the face amount of the Policy Value set forth in the Policy exceeds the face amount of the Policy. Under Death Benefit Option 2, the Death Benefit will always vary with the Policy Value since the Death Benefit equals the face amount plus the Policy Value.

     Subject to certain limitations, a Policyowner may increase or decrease the face amount of a Policy. A change in face amount may affect the cost of insurance rate and the net amount at risk, both of which may affect a Policyowner's cost of insurance charge.

     Any decrease in the face amount will become effective on the Monthly Deduction Day on or following receipt of a written request. Generally, no decrease in the face amount will be permitted during the first five policy years but LBL may waive this restriction. The face amount remaining in force after any requested decrease may not be less than $25,000. If following the decrease in face amount, the Policy would not comply

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with the maximum Premium limitations required by Federal tax law, the decrease may be limited (or if the Policyowner so elects, Policy Value may be returned to the Policyowner) to the extent necessary to meet these requirements. For purposes of determining the cost of insurance charge, a decrease in the face amount will reduce the face amount in the following order:

     a.  The face amount provided by the most recent increase;

     b.  The next most recent increases successively; and

     c.  The face amount when the Policy was issued.

     For an increase in the face amount, a written application must be submitted. LBL may also require that additional evidence of insurability be submitted. The effective date of the increase will be the Monthly Deduction Day on or following approval of the increase. An increase need not be accompanied by an additional Premium; LBL may, however, deduct any charges associated with the increase from existing Policy Value.

     Generally, the Death Benefit option in effect may be changed at any time by sending LBL a written request for change. If the Death Benefit option is changed from Option 2 to Option 1, the face amount will be increased by an amount equal to the Policy Value on the effective date of change. The effective date of such a change will be the Monthly Deduction Day on or following receipt of the request.

     If the Death Benefit option is changed from Option 1 to Option 2, the face amount will be decreased by an amount equal to the Policy Value on the effective date of the change. This change may not be made if it would result in a face amount less than $25,000. The effective date of such a change will be the Monthly Deduction Day on or following the date the request is received. LBL does not presently require evidence of insurability for a change in Death Benefit options.

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     No charges will be imposed upon a change in Death Benefit option, nor will such a change in and of itself result in an immediate change in the amount of the Policy Value.

     (c) Policy Loans
         ------------

     So long as the Policy remains in force, the Policyowner may borrow money from LBL using the Policy as the only security for the loan. Loans have priority over the claims of any assignee or any other person. The maximum amount that may be borrowed at any time is 90 percent of the Surrender Value at the end of the Valuation period during which the loan request is received. Policy Debt equals the total of all outstanding Policy loans and any accrued interest on the loans. Policy Debt may be repaid all or in part at any time. Interest on policy loans accrues daily and is due at the end of each Policy Year. Any interest not paid when due becomes part of the Policy Loan and will bear interest at the same rate.

     A Policyowner must allocate a policy loan among those Subaccounts of the Separate Account which have Policy Value. LBL will ordinarily disburse proceeds of policy loans within seven days after receipt of a written request although postponement of loans may take place under certain circumstances./4/

     When a policy loan is made, a portion of the Policy Value sufficient to secure the loan will be transferred to LBL's General Account, reducing the Policy Value in the Separate Account. Any loan interest that is due and unpaid will also be transferred. Amounts transferred to the General Account will accrue interest at an annual rate of 4.0 percent.

     An amount equal to Policy Value less all premiums paid may be taken as a Preferred Loan. The interest rate charged for Preferred Loans is 4.0 percent per year. A Standard Loan is the amount that may be borrowed from the sum of premiums paid. The Standard Loan interest rate is 6.0 percent per year.

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     If the Policyowner has a loan on a policy with another company, and he/she is terminating that policy to buy one from LBL, the old loan would normally be paid off during the process of surrendering the old policy.

     The maximum portion that can be carried over as "preferred" is 20 percent of the total Policy Value, as shown below.

       Policy Value of Old Policy:               $190,000.00

       Policy Loan:                                40,000.00
                                                 -----------

       Surrender Value:                          $150,000.00

       20% of Policy Value:                      $ 38,000.00

       "Preferred" portion transferable:         $ 38,000.00

       Remaining ("Standard") portion:           $  2,000.00


     Policy Debt may not exceed the Surrender Value. If Policy Debt would otherwise exceed the Surrender Value, LBL will notify the Policyowner and any assignee of record. LBL will require a payment sufficient to keep the policy.

     Notwithstanding the above, the Policy will not terminate if the Guaranteed Minimum Death Benefit provision is in effect through payment of monthly guarantee premiums as defined in the Policy.

     If the Insured dies during the grace period, the Death Benefit payable will be reduced by the amount of the amount of the monthly deduction due and unpaid and the amount of any outstanding Policy Debt. In addition, whenever the Policy Debt exceeds the Surrender Value, the grace period provision will apply. A lapsed Policy may be reinstated any time within 5 years after the date of lapse (see "Reinstatement," page 5).

     3.  Transfers
         ---------

     The Policyowner may transfer Policy Values among Subaccounts by written request or telephone authorization. Currently, there is no minimum transfer amount

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required among the Subaccounts. LBL reserves the right to impose a minimum amount that may be transferred among the investment options under the Policy.

     Telephone calls authorizing transfers must be completed by 4:00 p.m. Eastern time on Valuation Date in order to be effected at the price determined on such date. Transfer authorizations whether written or by telephone, which are received after 4:00 p.m. Eastern time will be processed as of the next Valuation Date. A proper telephone authorization form for transfers must be on file. Also, the telephone transfer privilege may be suspended, modified, or terminated at any time without notice. LBL utilizes procedures that it believes provide reasonable assurance that telephone authorized transfers are genuine. Such procedures include taping of telephone conversations with persons purporting to authorize such transfers and requesting identifying information from such persons. Accordingly, LBL disclaims any liability for losses resulting from such transfers by reason of their allegedly not having been properly authorized. However, if LBL does not take reasonable steps to help ensure that such authorizations are valid, LBL may be liable for such losses.

     A transfer fee of $25 may be assessed on the second and each subsequent transaction in each calendar month in which transfers are made from Subaccount(s) to Subaccount(s). LBL is currently waiving this fee.

     Transfers resulting from Policy Loans, the exercise of conversion rights, and reallocations of Policy Value at the expiration of the free-look period will not be subject to a transfer charge.

--------------
     /1/ The Policy is structured to satisfy the definition of a life insurance contract under the Internal Revenue Code. Accordingly, the maximum premium contract under the Internal Revenue Code. Accordingly, the maximum premium limitation will be imposed to conform the Policy to certain restrictions on Premiums contained in the Internal Revenue Code which are necessary to satisfy the definition of life insurance.

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     /2/  Redemptions will be based on the net asset value next determined after receipt of a request.

     /3/ Payment may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by Commission; (ii) the Commission by order permits postponement for the protection of Policyowners; or
(iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonable practicable or not reasonably practicable to determine the value of the Separate Account's net assets. Payment under the Policy of any amount paid by check may be postponed until such time as the check has cleared the Policyowner's bank.

     /4/  See note 3, supra.

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